FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

                                    Contact: Dan Suesskind
                                                    Chief Financial Officer
                                                    Teva Pharmaceutical Industries Ltd.
                                                    (011) 972-2-589-2840
                                                George Barrett
                                                    President and CEO
                                                    Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                                Dorit Meltzer
                                                    Director, Investor Relations
                                                    Teva Pharmaceutical Industries Ltd.
                                                    (011) 972-3-926-7554

TEVA COMMENTS ON QUINAPRIL PRELIMINARY INJUNCTION

Jerusalem, Israel, March 30, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. District Court for the District of New Jersey indicated that it will issue an order on Thursday granting Pfizer Inc.'s motion for a preliminary injunction related to the sale of Ranbaxy's generic Quinapril HCl Tablets until further order of the Court. Teva is the sole distributor of Ranbaxy's product pursuant to a supply and distribution agreement entered into by the two companies whereby Ranbaxy fully indemnifies Teva for all patent infringement claims related to Ranbaxy's Quinapril Tablets.

Quinapril HCl Tablets are the AB-rated generic equivalent of Parke Davis' antihypertensive agent Accupril® Tablets.

Teva and Ranbaxy intend to seek an expedited appeal to the United States Court of Appeals for the Federal Circuit.

Teva does not expect today's decision to have an impact on the financial guidance it provided on February 15, 2005.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: March 30, 2005